(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	SEC File Number 000-24387 CUSIP Number 63935R108

For Period Ended: September 25, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identifying the Item(s) to which the notification relates:

PART I—REGISTRATION INFORMATION

NAVIGANT INTERNATIONAL, INC.

Full Name of Registrant

Not applicable

Former Name if Applicable

84 Inverness Circle East

Address of Principal Executive Office (Street and Number)

Englewood, CO 80112

City, State and Zip Code

PART II—RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

For the fiscal quarter ended September 25, 2005, Navigant International, Inc. (“Navigant” or the “Company”) did not comply with certain covenants as defined in its Credit Facility provided by a syndicate of lenders led by Bank of America, N.A., as administrative agent. On November 3, 2005, the Company obtained waivers and amendments from its lenders regarding non-compliance with these covenants and intends to disclose such waivers and amendments in its Quarterly Report on Form 10-Q for the fiscal quarter ended September 25, 2005. However, there is no certainty that such disclosures will be finalized by the prescribed due date. Once disclosures regarding the November 3, 2005 waivers and amendments are finalized, the financial statements for the fiscal quarter ended September 25, 2005 will be filed. The Company expects the disclosures to be finalized no later than November 9, 2005.

PART IV—OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Robert C. Griffith (Name)	(303) (Area Code)	706-0800 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes ☒ No

The Quarterly Reports on Form 10-Q for the fiscal quarters ended March 27, 2005 and June 26, 2005 have not been filed. Those Quarter Reports will be filed once the disclosures regarding the waivers and amendments discussed in Part III above are finalized.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company plans to restate its consolidated financial statements as of and for the three and nine months ended September 26, 2004 for the items discussed below, which will reduce net income by $396 thousand and $1,188 thousand for the three and nine months ended September 26, 2004, respectively.

In 2004, the Company reassessed its application of accounting principles in assigning amounts to the assets acquired and liabilities assumed in certain business combinations that it made in 2001 and 2003. As a result, the Company plans to restate its third quarter 2004 financial statements to record certain identifiable intangible assets apart from goodwill and the related deferred income tax liabilities and to provide additional amortization expense and deferred tax benefits that collectively, will reduce previously reported net income and earnings per share for the affected period. The impacts of such a restatement related to acquisition accounting would be decreases to net income and diluted earnings per share of $382 thousand and $1,147 thousand and $0.02 and $0.06 for the three months and nine months ended September 26, 2004, respectively.

In addition, the Company reassessed its lease accounting. The Company had historically recognized rent expense on a straight-line basis over the lease term taking into consideration scheduled rent increases, except for scheduled rent increases that were intended to approximate inflation expectations. The Company determined that all real estate leases with scheduled rent increases, including increases for inflation expectations, should be accounted for on a straight-line basis, under the guidance provided in FASB Technical Bulletin No. 85-3, Accounting for Operating Leases with Scheduled Rent Increases, and accordingly plans to restate its first, second and third quarter 2004 financial statements to account for all real estate leases on a straight-line basis. The impacts of the restatement related to accounting for scheduled rent increase would be increases to net income of $13 thousand and $40 thousand for the three months and nine months ended September 26, 2004; there would be no impact on diluted earnings per share.

In addition, the Company determined that all amortization periods for leasehold improvements should not extend beyond the “lease term” of the applicable lease agreement, as that term is defined in FASB Statement No. 13, Accounting for Leases as amended. The “lease term” includes renewal options that are reasonably assured due to economic penalties in the event of non-renewal. Accordingly, the Company plans to restate its first, second and third quarter 2004 financial statements to recognize amortization of leasehold improvements over the lesser of the lease term or the useful lives of the assets. The impacts of the restatement related to leasehold improvement amortization would be decreases to net income of $27 thousand and $81 thousand for the three and nine months ended September 26, 2004; there would be no impact on diluted earnings per share.

Navigant International, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	11/3/2005	By:	/s/ Robert C. Griffith
Robert C. Griffith Chief Operating Officer, Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)